SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
(Amendment No. 2)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
EXELA TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Filing Person(Offeror))
Common Stock
6% Series B Cumulative Convertible Perpetual Preferred Stock

(Title of Class of Securities)
30162V409
30162V607

(CUSIP Numbers of Class of Securities)
Shrikant Sortur
Chief Financial Officer
Exela Technologies, Inc.
2701 E. Grauwyler Rd.
Irving, TX 75061
(844) 935-2832

(Name, address and phone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Maurice M. Lefkort
Sean M. Ewen
Willkie Farr & Gallagher LLP
787 Seventh Avenue New York, NY 10019
Telephone: (212) 728-8239; (212) 728-8867
Facsimile: (212) 728-9239; (212) 728-9867

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-l.

☒
issuer tender offer subject to Rule 13e4.

☐
going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 18, 2022, by Exela Technologies, Inc., a Delaware corporation (“Exela” or the “Company”) as amended by that certain Amendment No. 1 to Schedule TO filed with the SEC on May 2, 2022 (“Amendment No. 1”, together with the Original Schedule TO, the “Schedule TO”). This Amendment No. 2 serves to file Amendment No. 1 to the Amended and Restated Offer to Exchange, dated May 10, 2022, and an Updated Exela Webpage attached hereto as Exhibits (a)(1)(O) and (a)(9)(A), respectively. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Exchange and the Offer Documents.
Items 1 through 11.
Items 1 - 11 are hereby amended and updated by the Amendment No. 1 to the Amended and Restated Offer to Exchange, dated May 10, 2022, which is incorporated herein by reference.
Item 12.   Exhibits.
(a)(1)(K)	Certificate of Designations, Preferences, Rights and Limitations of Series B Cumulative Convertible Perpetual Preferred Stock, dated March 10, 2022(2)
(a)(1)(L)	Amended and Restated Offer to Exchange, dated May 2, 2022(3)
(a)(1)(M)	Amended and Restated Letter of Transmittal(3)
(a)(1)(N)	Amended and Restated Notice of Guaranteed Delivery(3)
(a)(1)(O)*	Amendment No. 1 to the Amended and Restated Offer to Exchange, dated May 10, 2022
(a)(5)(A)	Press Release issued by the Company, dated April 18, 2022(1)
(a)(7)(A)	Press Release issued by the Company, dated May 2, 2022(3)
(a)(9)(A)*	Updated Exela Webpage
107	Filing Fee Table(1)

*
Filed herewith.

(1)
Incorporated by reference from the Original Schedule TO, filed by the Company with the Securities and Exchange Commission on April 18, 2022

(2)
Incorporated by reference from the Amendment No. 11 to Schedule TO, filed by the Company with the Securities and Exchange Commission on March 11, 2022

(3)
Incorporated by reference from Amendment No. 1 to Schedule TO, filed by the Company with the Securities and Exchange Commission on May 2, 2022.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Exela Technologies, Inc.
By:	/s/ Erik Mengwall
	Name:	Erik Mengwall
	Title:	Secretary
Date: May 10, 2022

EXHIBIT INDEX
(a)(1)(O)*	Amendment No. 1 to the Amended and Restated Offer to Exchange, dated May 10, 2022
(a)(9)(A)*	Updated Exela Webpage

*
Filed herewith.